FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 2002


                        Mahanagar Telephone Nigam Limited
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
             ------------------------------------------------------
                 (Translation of Registrant's name into English)


                       12th Floor, Jeevan Bharati Tower-1
                              124 Connaught Circus
                                New Delhi 110 001
                                      India
             ------------------------------------------------------
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F
                                     ---           ---

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdication in which the registrant is incorporate, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes ___   No _X_

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                               Not applicable.

         Attached hereto is a copy of the unaudited financial results under Indian GAAP for the half-year ended September 30, 2002 and the related Limited Review Report by V.K. Verma & Co.


                        MAHANAGAR TELEPHONE NIGAM LIMITED
                          (A Govt. of India Enterprise)

      LIMITED REVENUE FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30.09.2002
                                                                                              (Rs. Million)
----------------------------------------------------------------------------------------------------------------------------
Sl. No.          Particulars                   Cumulative for the period                            Cumulative for the
                                                      ended30/9/02                                 period ended 30/9/01
                                                       (REVIEWED)                                       (REVIEWED)
----------------------------------------------------------------------------------------------------------------------------

1          Net Income from Service                                                     29556.42                    31217.15
2          Other Income                                                                 1055.67                     1226.11
           Total                                                                       30612.09                    32443.26
3          Total Expenditure
        a. Staff Cost                                                                   7191.87                     6511.65
        b. Admn./Operative Expenses                                                     4842.15                     4602.29
        c. Licence Fee                                                                  3187.21                     3746.06
        d. Revenue Sharing                                                              4076.54                     4200.64
4          Interest                                                                       89.53                        23.4
5          Depreciation                                                                 4194.36                     3797.62
           Total                                                                       23581.66                    22881.66
6          Profit Before Tax                                                            7030.43                      9561.6
7          Provision for Taxation                                                       2215.99                     2465.76
8          Net Profit                                                                   4814.44                     7095.84
9          Paid up equity share capital                                                    6300                        6300
           Face value of Rs. 10 each
10         Reserves excluding                                                          83096.41                    77181.49
           Revaluation Reserve
                                                                           (As at 31.03.2002)           (As at 31.3.2001)
11         EPS
           Basic/Diluted (in Rs.)                                                          7.64                       11.26
12         Aggregate of non-promoter
           shareholding:-
        a. Number of shares                                                           275627260                   275627260
        b. Percentage of shareholding                                                    43.75%                      43.75%
----------------------------------------------------------------------------------------------------------------------------

NOTES

1 Provision for taxation is after considering benefit under section 80IA of the Income Tax Act, 1961 as per the legal opinion obtained by the company.

2 Pending finalisation of Interconnection Agreement between MTNL and BSNL, VSNL and other operators, the revenue sharing has been worked out on provisional basis.

3 In respect of the qualifications appearing in the Auditor's Report to the accounts for the year ended 31 March,2002 approriate action has been initiated by the management, as considered appropriate. However, pending completion of the exercise, final impact on the accounts has not been ascertained.

4 Previous Quarter figures have been regrouped/rearranged where ever necessary.

As per our report of even date
For V. K. Verma & Co.
Chartered Accountants


/s/ Rajendra S Rathore
Rajendra S Rathore
Partner


For and on behalf of Board of Directors
/s/ R.S.P. Sinha
R.S.P. Sinha
Director(Finance)


Date : 22/11/2002
Place : New Delhi

                        MAHANAGAR TELEPHONE NIGAM LIMITED
                          (A Govt of India Enterprises)

        LIMITED REVIEW SEGMENT WISE REVENUE,RESULTS AND CAPITAL EMPLOYED

                                                                                                          Rs. Million
-----------------------------------------------------------------------------------------------------------------------
             Particulars                          Business Segments                    Unallocable              Total
-----------------------------------------------------------------------------------------------------------------------
                                         Basic Services           Cellular
-----------------------------------------------------------------------------------------------------------------------
Income from Services                           28541.43            1014.99                        0            29556.42
Inter Unit Income                                     0                  0                        0                   0
Other Income                                      200.1              10.81                   844.76             1055.67
total                                          28741.53             1025.8                   844.76            30612.09
Segment result before Interest/                                                                                       0
extra-ordinary items and Tax                    6508.56             383.26                   228.14             7119.96
Less: Interest                                    89.53                  0                        0               89.53
Profit before Extra-ordinary                                                                                          0
items and Tax                                   6419.03             383.26                   228.14             7030.43
Less:Prior period items                               0                  0                        0                   0
profit before tax                               6419.03             383.26                   228.14             7030.43
Less:Provision for Tax                                0                  0                  2215.99             2215.99
Profit after tax                                                                                                4814.44

Segment Assets                                 98619.47            2375.28                 95391.29           196386.04
Segment Liabilities                            45862.64            1056.76                 29612.09            76531.49
Capital Employed                               52756.83            1318.52                  65779.2           119854.54
Segment Depreciation                            4125.65              65.86                     2.85             4194.36

NOTE:
Previous Quarter figures have been regrouped/rearranged whereever necessary


                        [letterhead of V.K. Verma & Co.]

The Board of Directors
Mahanagar Telephone Nigam Limited
New Delhi


Limited Review Report of Mahanagar Telephone Nigam Limited-Period Ended
30.9.2002.

1. We have reviewed the accompanying Statement of unaudited financial results of Mahanagar Telephone Nigam Limited for the six months period ended 30th September 2002. This statement is the responsibility of the company's management and has been approved by the Board of Directors in its meeting dated 25th October, 2002.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

3. The unaudited financial results of the Mumbai, Delhi and MS Units of the Company have been reviewed by the other Chartered Accountants firms, who were appointed by the management for the purposes of review of the un-audited financial results of the respective units to be considered in the preparation of results, as per clause 41 of the Listing Agreement for the six month period ended 30.9.2002. The review reports of the auditors of Mumbai, Delhi and MS Units on six month financial results have been forwarded to us and the same have been suitably dealt with in our limited review report on the un-audited financial results of the company for the six month period ended 30th September, 2002.

4. Based on our review conducted as above and subject to our observations mentioned in Annexure-A to this report, nothing further has come to our notice that causes us to believe that the accompanying statement of unaudited financial results, prepared in accordance with accounting standards (subject to para 3 and 8 of Annexure A) and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of clause 41 of Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statements.


                                                    For V.K.VERMA & CO.,
                                                    CHARTERED ACCOUNTANTS

                                                    /s/ Rajendera S. Rathore

                                                    RAJENDERA S. RATHORE
                                                    PARTNER

DATED:22.11.2002
PLACE: NEW DELHI

                                                                    ANNEXURE "A"

Annexed to And Forming Part of the Limited Review Report of Mahanagar Telephone Nigam Limited

(Referred to in para 4 of our report dated 22.11.2002)

Observations On The Unaudited Financial Statements For The Six Month Period Ended 30th September, 2002.

I. The following items of Income and Expenditure are accounted on cash basis instead of on accrual basis as required under Section 209 of the Companies Act, 1956:

     (a)  Interest income/liquidated damages when realisibility is uncertain.

     (b) Annual recurring charges of amount up to Rs. 0.10 million each for Overlapping period. (c) Certain expenditure incurred through DOT/BSNL and other Govt. Agencies


2. Based on the legal opinions received by the company, the management has provided income tax liability after considering benefit u/s 80 IA of the Income Tax Act, 1961 on basic telecommunication services provided. The benefit is claimed based on the total operational profit earned by the company. In the event of the tax benefit claimed by the Company u/s 80 IA not being finally accepted by the income tax authorities, profit after tax for the period would be lower by Rs. 783.97 million. In such event, there would be further income tax liability for earlier years of Rs. 11132.44 million. To meet such earlier years liability, the company had, in the financial year 2001-2002, set aside from General Reserve/Surplus in profit and loss account for the year 2001-2002, an amount of Rs. 11132.44 million by transfer to Contingency Reserve.


3. Following mentioned practices and procedures followed by the Company in respect of Fixed Assets, in our opinion, are not in accordance with the Accounting Standard (AS) 10 Fixed Assets issued by the Institute of Chartered Accountants of India: -

     (a) The cost of stores and materials issued is charged to the project or revenue job for which it is initially issued, without adjustment for subsequent transfer of stores and materials between different projects/purposes.

     (b) The overheads are allocated as a percentage of capital expenditure prescribed by DOT and not on the basis of directly allocable costs.

     (c) In many cases, replacement costs of existing fixed assets have been capitalized without any adjustment of the relevant cost and written down value of discarded assets from the fixed assets block.

     (d) Expenditure on replacement of cables, apparatus & Plants, telephone instruments and rehabilitation work is capitalised in accordance with the accounting policy of the company. This, being a technical matter, we have placed reliance on the opinion of the management.

     (e) The installation charges received from the subscriber's are accounted as income and not adjusted against the cost thereof.

     (f) In MS Unit, during the current period, unit has capitalised 62 BTS the cost of BTS includes AMC charges, which seems to be of revenue nature.

     (g) In Mumbai Unit, spill over cost and adjustment arising due to accounting of bills received from Municipal and Local bodies are recognized as and when claims in respect thereof, are received.

The resultant impact of the above on the value of fixed assets, depreciation and the value of capital work in progress is not ascertainable, in the absence of relevant data.

4. Amount recoverable on current account from DOT ( Rs.16339.29 million) and amount payable on current account to DOT (Rs. 324.45 million) i.e. net recoverable Rs. 16014.84 million are subject to reconciliation, confirmation and consequent adjustments.

The final impact of the above on the accounts of the Company is presently not ascertainable.

5.   Provisions have not been made in respect of:-

     (a) Stamp Duty payable on registration of the Land and building acquired by/vested in the company -Amount unascertainable.

     (b) The value of properties where conveyance/lease deeds remains to be executed, the outstanding liabilities, if any, towards lease rent remain unascertainable.

     (c) Liability of interest, is any, payable in terms of the Interest on Delayed Payments to Small Scale and Ancillary Industrial Undertakings Act, 1993.

6. We are unable to express an opinion on the cancellation of the VI series bonds of Rs. 1699.47 million and non- provision of interest and other liabilities thereon, pending settlement of legal disputes. The impact of this on the accounts is not presently ascertainable

7. For Mumbai Unit, the bank reconciliation of revenue bank operations and collections in respect of one accounting area is pending completion since July, 2002. The impact of such entries on accounts cannot be ascertained.

8. In Delhi Unit, the value of inventory as shown in the accounts is as taken and valued by the Delhi Unit of the Company.

     In Mumbai Unit and MS Unit, inventory is valued at cost without taking into consideration the net realisable value.

9. The inventory value is exclusive of the cost of materials issued to the area stores and sub-stores which remain unutilised at the end of the accounting period. In the absence of the value of such materials, its impact on the profitability cannot be ascertained

10.  No depreciation has been provided for in case of Wireless Looped Lines
     (WLL) instruments capitalised during the period under audit at the Mumbai Unit

11. The Mumbai Unit has neither provided for any further liabilities towards wrong billing over and above provision made at the end of previous accounting period nor adjusted the amounts corresponding to settled cases from the amount of outstanding provision.

     In the absence of the necessary details, we are unable to quantify the impact of the said deviation.

12. Accrued interest on interest bearing advances, interest payable on STD/PCO and voluntary deposits has been calculated on adhoc basis at the Mumbai Unit.

13. In Mumbai Unit, the Head of Account, advance from customer, shows the credit balance of Rs.348 million, a part of which pertain to income for the half year ended 30th Sept.2002. In absence of necessary details, we are unable to quantify the impact of the said deviation.

14. In Mumbai Unit, there is a difference of Rs.22.07 million in case of inter unit reconciliation. No inter unit reconciliation is done at Corp. office as on 30.09.2002.

15. In Delhi Unit, balance of sundry debtors, as per subsidiary reports/CSMS output and balance as per control account in general ledger is subject to reconciliation. The consequential impact of the above on the accounts is not ascertainable.
16. The receivable and payables are subject to confirmation, reconciliation, and consequent adjustments.

17. In MS Unit, revenue from pre-paid services has been recognized on the basis of Sim activated and certified by the Management being a technical matter.

18. In MS Unit, provision for doubtful debts amounting to Rs.2670.33 million has been ascertained by the Management on ad hoc basis. In Mumbai Unit, no provision for doubtful debts has been made.

19. The company has not entered into any formal agreement for revenue sharing arrangement with BSNL. Pending agreement with BSNL, company has changed its method of computation of revenue sharing payable to BSNL, which was hitherto calculated by applying certain percentage to the prescribed category of income from services. We are unable to verify the computation of revenue sharing.


                                                    For V.K.VERMA & CO.,
                                                    CHARTERED ACCOUNTANTS

                                                    /s/ Rajendera S. Rathore

                                                    RAJENDERA S. RATHORE
                                                    PARTNER

Place: New Delhi
Dated: 22.11.2002

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Mahanagar Telephone Nigam Limited




                                       By      /s/ R.S.P. Sinha
                                         -----------------------------------
                                       Name:      R.S.P. Sinha
                                       Title:     Director (Finance)


Date:   December 3, 2002